Please Reply to Alfred V. Greco E-mail: agreco@sggllp.com

November 24, 2004

U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:	Section of Filings and Reports

Re:	Bovie Medical Corporation
Form S-3

Gentlemen:

There follows a copy of Form S-3 registration statement of Bovie Medical Corporation, including Exhibits to be filed. We have requested confidential treatment with respect to Exhibit 99.1 and, in this connection, have included a delaying amendment with the filing.

Very truly yours, SIERCHIO GRECO & GRECO, LLP

By:	/S/ Alfred V. Greco
Alfred V. Greco, Esq.

AVG:pes
Enclosures
cc:  American Stock Exchange

CONFIDENTIAL TREATMENT